UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 3)*

Delanco Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

245535 109
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245535 109	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS. Delanco Federal Savings Bank Employee Stock Ownership Plan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey

NUMBER OF	5.	SOLE VOTING POWER 35,187
SHARES
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 25,053
EACH
REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 60,240
WITH
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,240

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% of 945,425 shares of Common Stock outstanding as of December 31, 2016.

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 245535 109	13G	Page 3 of 7 Pages

DELANCO FEDERAL SAVINGS BANK

EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Delanco Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

615 Burlington Avenue
Delanco, New Jersey 08075

Item 2.

(a)	Name of Person Filing:

Delanco Federal Savings Bank Employee Stock Ownership Plan

(b)	Address of Principal Business Office or, if None, Residence:

615 Burlington Avenue
Delanco, New Jersey 08075

(c)	Citizenship:

See Page 2, Item 4.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

See Page 1.

CUSIP No. 245535 109	13G	Page 4 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the ESOP (the “ESOP Trust”). Each trustee of the ESOP Trust and each member of the ESOP Committee set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the ESOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees and ESOP Committee members.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.

(b)	Percent of class: See Page 2, Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Page 2, Item 5.

(ii)	Shared power to vote or to direct the vote: See Page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of: See Page 2, Item 7.

(iv)	Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 245535 109	13G	Page 5 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the ESOP (the “ESOP Trust”). Each trustee of the ESOP Trust and each member of the ESOP Committee set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the ESOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees and ESOP Committee members.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect., other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 245535 109	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2017
Date

/s/ James E. Igo
Signature

James E. Igo Trustee
Name/Title

CUSIP No. 245535 109	13G	Page 7 of 7 Pages

Exhibit A

Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustees share voting and dispositive power with the Delanco Federal Savings Bank’s ESOP Committee. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Common stock held by the ESOP Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the ESOP Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the ESOP Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

The ESOP Trustees and Committee members and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a ESOP Trustee or ESOP sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the ESOP’s ownership within this Schedule 13G).

	Direct Beneficial	Beneficial Ownership
Name	Ownership	As ESOP Participant

Douglas R. Allen, Jr.	2,855	2,067

Thomas J. Coleman III	9,951	--

James E. Igo	25,734	3,040

John A. Latimer	6,783	--

Eva Modi	1,642	2,180

Daniel R. Roccato	1,057	--

James W. Verner	8,939	--

Renee C. Vidal	4,855	--

The ESOP Trustees and ESOP Committee members expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest. The ESOP Trustees and ESOP Committee members disclaim that he/she is acting in concert with, or is a member of a group consisting of, the other trustees or Committee members of the ESOP.